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                                                              September 14, 1998


                        [ALLIEDSIGNAL LETTERHEAD]




VIA FACSIMILE AND BY HAND
--------------------------
AMP Incorporated
470 Friendship Road
Harrisburg, PA  17111
         Attention:  David F. Henschel, Corporate Secretary
                        and Associate General Legal Counsel

Skadden, Arps, Slate, Meagher & Flom, LLP
919 Third Avenue
New York, NY 10022
         Attention:  Peter Allan Atkins, Esq.

Gentlemen:

     In accordance with the agreement between AlliedSignal Inc. ("AlliedSignal") and AMP Incorporated ("AMP"), dated September 4, 1998, AlliedSignal hereby gives notice that it is filing today with the Securities and Exchange Commission (the "SEC") an amendment to its preliminary consent solicitation statement ("Consent Solicitation Statement") with respect to its intended solicitation of written consents from AMP's shareholders for certain proposals. The amendment adds one proposal (the "additional proposal") to the proposals specified in my letter of August 11, 1998 (the "original proposals"). Both the original proposals and the additional proposal are described in the Consent Solicitation Statement, a copy of which is enclosed for your reference. AlliedSignal will not seek to have the Consent Solicitation Statement declared effective any sooner than September 21, 1998.

     AlliedSignal's consent solicitation is designed to remove the obstacles confronting the $44.50 per share cash offer by AlliedSignal for AMP stock. AlliedSignal, by letter of August 11, 1998, requested that AMP's Board of Directors fix a record date for determining shareholders entitled to consent to corporate action in writing without a meeting. On August 20, 1998, AMP's Board fixed October 15, 1998 as the record date for the solicitation. On the same date, however, AMP's Board also changed AMP's Rights Agreement. The changes included a nonredemption provision, purporting to make the rights issued pursuant to the Rights Agreement non-redeemable by any directors, even "disinterested" directors, if a majority of AMP's Board are persons other than present AMP directors or their designees.





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     The additional proposal is designed to make the Rights Agreement, as amended, inapplicable to any tender offer that results in the offeror becoming the beneficial owner of a majority of AMP shares as well as to any merger receiving the requisite vote of AMP shareholders. Because the additional proposal has the same objective as the original proposals, because it is related in purpose and effect to the original proposals, and because it arose only in response to changes initiated by AMP as a result of the original proposals, AlliedSignal will proceed on the basis that the record date of October 15, 1998 fixed by AMP's Board for the original solicitation applies to the additional proposal. That date is also more than adequate to ensure that all material information is available to AMP shareholders before they make any decisions on the proposals. In that regard, AlliedSignal today is making a public announcement of its proposals and, as noted above, is filing the Consent Solicitation Statement with the SEC. The October 15 record date thus will provide AMP's shareholders more than 30 days' notice of the proposals and will allow AMP to comply with all applicable SEC and New York Stock Exchange rules.

     AlliedSignal requests that AMP promptly provide written confirmation to the undersigned that October 15, 1998 is the record date for determining those shareholders entitled to consent in writing without a meeting to the additional proposal.

     In the event that Section 1.7.2 of the AMP Bylaws is interpreted to require a separate request to fix the record date for the additional proposal, AlliedSignal, as the record holder of 100 shares of AMP common stock, hereby requests, pursuant to Section 1.7.2 of the AMP Bylaws, that AMP's Board of Directors fix October 15, 1998 as the record date for determining shareholders entitled to consent in writing without a meeting to the corporate action specified in the additional proposal.

     If you have any questions, please call the undersigned at (973) 455-5513, Arthur Fleischer, Jr., Esq. at (212) 859-8120, or Charles M. Nathan, Esq. at
(212) 859-8334.

                                                  Very truly yours,
                                                  Peter Kreindler, Esq.
                                                  ----------------------------
                                                  Peter Kreindler, Esq.
                                                  Senior Vice President,
                                                  General Counsel and Secretary